                                                       CHRISTOPHER S. AUGUSTE
                                                       PARTNER
                                                       PHONE 212-715-9265
                                                       FAX 212-715-8277
                                                       CAUGUSTE@KRAMERLEVIN.COM

                                November 8, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

              Re:  InterAmerican Acquisition Group Inc.
                   Amendment No. 4 to Registration Statement on Form S-1
                   Filed November 7, 2005
                   File No. 333-125558
                   -------------------

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we have filed Amendment No. 4 to the above-captioned Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to William
Bennett. The key changes to Amendment No. 4 include the following:

         1. Adding disclosure of when the restricted period under Regulation M will have ended to the Underwriting section of Amendment No. 4.

         2. Adding disclosure of the warrant purchase commitment of
InterAmerican Capital Partners II LLC to Part II of Amendment No. 4.

         3. Adding Maxim Group LLC as an underwriter and removing Ramius
Securities, LLC from the front and back cover pages of the prospectus.

          If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                Very truly yours,

                                                /s/ Christopher S. Auguste
                                                ------------------------------
                                                Christopher S. Auguste
cc:   Mr. William C. Morro